

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 7, 2021

By E-Mail

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

> **Re:** **Stratus Properties Inc.**
> **Preliminary Proxy Statement**
> **Filed on March 29, 2021 by Oasis Management Company Ltd., Seth Fischer,**
> **Ella Benson, Eugenio De la Garza Diaz, and Laurie L. Dotter**
> **File No. 001-37716**

Dear Mr. Klein:

We have reviewed the above-captioned filing and have the following comments.

Preliminary Proxy Statement

1. Please consider including page numbers in your proxy statement.

2. Please revise the vote required for each proposal to conform to the company's description of the vote required.

Background to this Proxy Solicitation

3. Please expand each subsection to describe in detail your interactions with the company and any specific plans you have to create the value you state is available to the company.

Proposal 5. Advisory Vote on Expanding the Board

4. Please revise Ms. Dotter's biographical information to include a description of her business activities during the past five years.

Questions and Answers

5. We note the answer to the question "What are 'broker non-votes' and what effect do they have on the proposals?" Please tell us, with a view toward revised disclosure, whether broker discretionary voting is allowed with respect to Proposal 3.

Eleazer Klein, Esq.
Schulte Roth & Zabel
April 7, 2021
Page 2

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions